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                                  Amendment No. 1 to
                                 Amended and Restated
                                      Bylaws of
                              Nord Resources Corporation


    The first sentence of Article III, Section 3.02 of the Amended and Restated Bylaws of Nord Resources Corporation is Amended in its entirety to read:

         "The number of Directors which shall constitute the whole board shall not be less than five nor more than eleven."



February 1, 1996